EXHIBIT 1.01

Conflict Minerals Report of Advanced Energy Industries, Inc.

This is the Conflict Minerals Report of Advanced Energy Industries, Inc. (“Company”) for calendar year 2014 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Please refer to Rule 13p-1, Form SD, and the 1934 Act Release No. 34-67716, for definitions of the terms used in this report, unless otherwise defined herein.

Reasonable Country of Origin Inquiry

Conflict minerals in the form of gold, tantalum, tin and tungsten (“3TG”) were necessary to the functionality or production of the Company’s products that were manufactured or contracted to manufacture during 2014. As a downstream supplier of power conversion products and thermal instrumentation products (collectively, “AE Products”) the Company is far down the supply chain from the actual mining or refining of conflict minerals. By engaging with its direct suppliers, the Company conducted a reasonable country of inquiry investigation (“RCOI”) to determine whether any of the conflict minerals originated in the Democratic Republic of Congo or adjoining countries (“Covered Countries”). The Company has determined that with respect to AE Products produced in 2014 containing necessary conflict minerals we have reason to believe that some of these minerals may have originated in the Covered Countries. However, the Company found no evidence to indicate that any of the conflict minerals in the combined supply chain originated from a non-conflict-free source. The Company conducted good faith due diligence on the source and chain of custody of the necessary conflict minerals as summarized in this Conflict Minerals Report.

Summary of Due Diligence Measures

The due diligence process was based on the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”). The OECD Framework is an internationally recognized due diligence protocol. This report is not required to be subject to an independent private sector audit.

To implement the RCOI, the Company surveyed its direct suppliers to collect information regarding the presence and sourcing of 3TG used in the products supplied to the Company. The survey used the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”). CFSI is an initiative of 2014 of the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI). This template is a standardized reporting template developed by CFSI to facilitate the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized. Information was collected and stored using an online platform provided by a third party vendor. Suppliers were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the smelters, refiners, recyclers, or scrap processors of 3TG (“Facilities”) and associated mine countries of origin.
A total of 542 suppliers were identified as in-scope for the RCOI process and were contacted. In coordination with its third party vendor, the Company deployed the following actions to maximize supplier engagement:

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An introduction email from the Company was sent to direct suppliers describing the Company’s conflict minerals compliance program and associated requirements and identifying the Company’s third party vendor as a partner in the due diligence process;

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A follow up email was sent to these suppliers with a registration and survey request link for the online data collection platform; this email also provided a link to the Company’s third party vendor’s conflict minerals supplier resource center containing a list of frequently asked questions and other supplier resources with information concerning the conflict minerals regulations;

•	Following the initial introduction to the program and information request, six reminder emails were sent to each non-responsive supplier requesting survey completion;

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Suppliers who remained non-responsive to these email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, further information about the conflict minerals compliance program, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

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Escalation: If, after these efforts, a given supplier still did not register with the system or provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach by the Company by email requesting their participation in the program.

Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted to attempt to resolve the following quality control flags:

•	One or more smelter or refiners were listed for an unused metal;

•	Facility information was not provided for a used metal, or facility information provided was not a verified metal processor;

•	Supplier answered yes to sourcing from the Covered Countries, but none of the facilities listed are known to source from the region;

•	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;

•	Supplier indicated they have not identified all of the facilities used for the products included in the declaration scope;

•	Supplier indicated they have not provided all applicable facility information received; and

•	Supplier indicated 100% of the 3TG for products covered by the declaration originates from scrap/recycled sources, but one or more facilities listed are not known to be exclusive recyclers.

Results
The Company achieved a survey response rate of 54%. In contrast, for reporting year 2013, 23% of the Company’s suppliers responded to the survey. Sixty percent of the suppliers that responded to the survey indicated that one or more of the 3TG metals are necessary to the functionality or production of the products they supply to the Company. Based on the data provided and the additional due diligence of the identified Facilities, out of the 318 identified Facilities in the supply chain, there was an indication that 35 of these may source from the Covered Countries. In order to evaluate the sourcing and chain of custody practices of these 35 Facilities, the Company and its third party vendor relied on the following internationally accepted audit standards to determine which Facilities may be considered DRC conflict free: the CFSI Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program (“LBMA”) and the Responsible Jewelry Council Chain-of-Custody Certification (“RJC”). Thirty four of the Facilities are listed by CFSI as (a) compliant with the CFSI Conflict Free Smelter Program or (b) having been certified or accredited by a similar assessment program such as the LBMA or the RJC.

With respect to 16 of the Facilities reported in the combined supply chain, despite reasonable due diligence, no country of origin for the 3TG minerals could be identified. Nevertheless, 9 of these 16 Facilities are listed by CFSI as (a) compliant with the CFSI Conflict Free Smelter Program or (b) having been certified or accredited by a similar assessment program such as the LBMA or the RJC.

Future Risk Mitigation

The Company will undertake the following steps during the calendar year 2015 to improve the due diligence conducted to further mitigate the risk that its necessary conflict minerals benefit armed groups, including:

•	Attempt to increase the response rate for the RCOI process through further supplier engagement and contract requirements and other appropriate means;

•	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as those referenced in this report; and

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Contact smelters identified as a result of the RCOI process and requesting their participation in obtaining a “conflict free” designation from an industry program such as such as those referenced in this report.

In addition, the Company will continue to maintain the Conflict Minerals Policy which is publicly available on the Company’s website at www.advanced-energy.com/en/Conflict_Minerals.